News
Release
C$ unless otherwise stated TSX/NYSE/PSE: MFC    SEHK: 945
February 9, 2022
This earnings news release for Manulife Financial Corporation (“Manulife” or the “Company”) should be read in conjunction with the Company’s Management’s Discussion & Analysis (“MD&A”) and Consolidated Financial Statements for the year and the quarter ended December 31, 2021, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which are available on our website at www.manulife.com/en/investors/results-and-reports. The MD&A and additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (“SEC”) website at http://www.sec.gov.

Manulife reports strong 2021 results with record net income of $7.1 billion and core earnings of $6.5 billion, with double-digit growth in APE sales and new business value; Global Wealth and Asset Management net inflows tripled to $27.9 billion
Today, Manulife announced its 2021 and fourth quarter of 2021 (“4Q21”) results. Key highlights include:
◾	Net income attributed to shareholders of $7.1 billion in 2021, up $1.2 billion from 2020, and $2.1 billion in 4Q21, up $304 million from the fourth quarter of 2020 (“4Q20”)
◾	Core earnings[1] of $6.5 billion in 2021, up 26% on a constant exchange rate basis from 2020, and $1.7 billion in 4Q21, up 20% on a constant exchange rate basis from 4Q20[2]
◾	Strong LICAT ratio[3] of 142%
◾	Core ROE[4] of 13.0% in 2021 and 12.7% in 4Q21, and ROE of 14.2% in 2021 and 15.6% in 4Q21
◾	NBV[5] of $2.2 billion in 2021, up 31%[6] from 2020, and $555 million in 4Q21, up 17% from 4Q20
◾	APE sales[5] of $6.1 billion in 2021, up 13% from 2020, and $1.4 billion in 4Q21, up 5% from 4Q20
◾
Global Wealth and Asset Management (“Global WAM”) net inflows[5] of $27.9 billion in 2021 compared with net inflows of $8.9 billion in 2020 and net inflows of $8.1 billion in 4Q21 compared with net inflows of $2.8 billion in 4Q20. A record year for our retail wealth business with net inflows of $29.2 billion

◾	Global WAM average AUMA[5] increased by 20% in 2021
◾	Remittances[5] were $4.4 billion in 2021 compared with $1.6 billion in 2020, an increase of $2.8 billion
◾	Quarterly common share dividend increased by 18% in 4Q21
◾	Launched a Normal Course Issuer Bid (“NCIB”) that permits repurchase of up to 5% of outstanding common shares
“Our ability to adapt and serve clients across the globe who are navigating a very uncertain environment continues to drive our operating results with record net income of $7.1 billion and core earnings of $6.5 billion in 2021 driven by our insurance businesses delivering double-digit growth in APE sales and NBV and Global WAM delivering strong net inflows of $27.9 billion,” said Manulife President & Chief Executive Officer Roy Gori.

[1]
Core earnings is a non-GAAP financial measure. For more information on non-GAAP and other financial measures, see “Non-GAAP and Other Financial Measures” below and that section in our 2021 Management’s Discussion and Analysis (“2021 MD&A”), which is incorporated by reference.

[2]	Percentage growth / declines in core earnings stated on a constant exchange rate basis is a non-GAAP ratio.
[3]
Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”). LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.

[4]	Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP ratio.
[5]
For more information on new business value (“NBV”), annualized premium equivalent (“APE”) sales, net flows, average assets under management and administration (“average AUMA”) and remittances, see “Non-GAAP and Other Financial Measures” below.

[6]	In this news release, percentage growth / declines in NBV, APE sales, gross flows and average AUMA are stated on a constant exchange rate basis.
February 9, 2022 - Press Release Reporting Fourth Quarter Results

“I am incredibly proud of the way our colleagues around the world have continued to make decisions easier and lives better for our customers. We are delivering on our strategic priorities, enhancing our organizational culture and ESG capabilities, and achieving top quartile employee engagement scores,” Mr. Gori continued. “We are scaling our business to grow across the diverse markets in Asia and in 2021 commenced a 16-year bancassurance partnership with VietinBank, one of the largest financial institutions in Vietnam, that enables a full suite of insurance, wealth and retirement solutions to be made available to customers in Vietnam. We also continued to make significant progress on our portfolio optimization commitments, as evidenced by the announcement of our U.S. variable annuity reinsurance transaction with Venerable Holdings Inc., which closed in early February.”
“We are pleased to have delivered strong financial performance in 2021 including Core ROE of 13% and ROE of 14.2%,” said Phil Witherington, Chief Financial Officer. “We progressed our capital deployment priorities by investing in our highest potential businesses, including an exclusive bancassurance transaction in Vietnam, and a common share dividend increase of 18%. We will also be buying back shares in 2022 to generate shareholder value and to neutralize the dilution impact on core EPS from the highly successful U.S. VA transaction. In addition, remittances increased by $2.8 billion to total $4.4 billion in 2021 with positive contributions across geographies including Asia, the U.S. and Canada,” Mr. Witherington continued.
“We take pride in our products and services, such as insurance protection, well-being offerings, and retirement and wealth management solutions, which positions us well to continue helping our customers live better, happier and healthier lives,” said Mr. Gori.
2021 BUSINESS HIGHLIGHTS:
In Asia, we continued to grow the scale of our business across the diverse markets in Asia.
•
We completed the acquisition of Aviva Vietnam, along with the beginning of a 16-year bancassurance partnership with VietinBank that enables a full suite of insurance, wealth and retirement solutions to be made available to VietinBank customers.

•	We increased the number of contracted agents to over 117,000 and our number of Million Dollar Round Table agents grew by 64% compared with 2020.
•
We continued to expand the reach of our agency force in China with the opening of our newest branch in Shaanxi province. We now operate in 52 cities across 15 provinces, providing access to over 60% of China’s population and which represents over 70% of GDP.

In Canada, we continued to offer a differentiated customer experience through our products.
•	We introduced Personalized Medicine, which provides access to advanced pharmacogenetics to help group benefit members and their health team find the most effective medication for their condition.
•	We expanded our Manulife Vitality program to reward customers who received their COVID-19 vaccine.
•	We launched the Manulife Vitality HealthyMind reward program to help our individual insurance customers improve their mental and emotional wellbeing.
In the U.S., we continued to execute on our portfolio optimization and made gains in behavioural insurance.
•
We entered into an agreement to reinsure over 75% of the legacy variable annuity block, consisting primarily of policies with guaranteed minimum withdrawal benefits riders. The transaction, which closed on February 1, 2022, is estimated to release approximately $2.0 billion of additional capital reflecting approximately $1.3 billion of net LICAT required capital, and a one-time after-tax gain of approximately $750 million to net income attributed to shareholders.[1]

[1]	See “Caution regarding forward-looking statements” below. Projected capital release and gain based on September 30, 2021.

February 9, 2022 - Press Release Reporting Fourth Quarter Results

•
We experienced sales momentum with sales ahead of the prior year in almost every major category and reported record sales in our international business. We achieved record full year sales of US$295 million, an increase of 34% compared with 2020, from products with the John Hancock Vitality PLUS feature. We believe our John Hancock Vitality feature is proving to be the right solution for these times as there is a heightened awareness around wellbeing highlighted by COVID-19.

•
We also launched a preferred partnership with Allstate, which provides insurance to approximately 15 million customers, to be one of three carrier partners for its more than 11,000 agents and 1,000 life specialists. In time we expect this relationship, enabled by our digital submission capabilities, will drive significant life insurance sales.[1]

In Global WAM, we continued to diversify our offerings.
•
We expanded our sustainable investing products with the launch of investment strategies in Sustainable Asia Bond, Global Climate, and ESG Asian Multi-Asset Income. Additionally, Manulife Investment Management was accepted as a signatory to the UK Stewardship Code, which is recognized globally as a best practice benchmark in investment stewardship. Nearly 200 asset managers, pension funds and others applied but only 123 were accepted after a rigorous review by the Financial Reporting Council[2].

•
We also secured an Alternative Investment Fund Managers ("AIFM") license to offer European Union (“EU”) private market funds in our key European markets, positioning us to drive the expansion and offering of our private market investment capabilities within the EU.

•
We expanded our retail product line-up beyond traditional mutual funds with new actively managed Exchange Traded Funds in both Canada and the U.S. and we furthered Separately Managed Accounts offerings in the U.S., with each category generating over $1 billion in net inflows in 2021.

Additionally, we continued to enhance our digital capabilities and rolled out numerous initiatives to advance our strategy to become a digital, customer leader.
•
In Asia, ePOS, our digital onboarding app, is enabling our agents with faster, error-free submissions with 82% of applications digitally submitted, representing a 22% year over year increase. 79% of submitted cases are auto-underwritten.

•
In the U.S., we completed the iPipeline integration with the JH brokerage eApp. This integration provides 66% of our regular distribution partners with access to next-generation sales tools and decreases the overall cycle time for applications submitted via this preferred channel by 49% year over year. It also enabled access to over 250 firms, including a new partnership with Allstate and its more than 11,000 agents.

•	Aided by the above initiatives, overall new business applications submitted digitally increased by 15 percentage points in 2021 to 71%.
•
In Canada, we became the first Canadian company to use artificial intelligence (“AI”) in underwriting mortgage creditor insurance in our individual insurance business. Since its introduction, one-third of our applications have been approved using AI, resulting in auto adjudication of more than $1 billion of face amount in 2021.

•
In Global WAM, Asia Retail’s online investment platform, Manulife iFUNDS continued to show strong momentum in 2021 compared with 2020, with a 39% increase in gross flows[3], a 29% increase in new accounts opened, and a 198% increase in monthly investment plans.

•
In U.S. Retirement, 88% of plan enrollees adopted our new digital express enrollment capability, that delivers a simple, fast and seamless way to enroll in their plan and benefit from access to personalized guidance. This resulted in an 11% increase in participation and six times the managed accounts conversion rate when compared to the previous enrollment process.

[1]	See “Caution regarding forward-looking statements below.
[2]	The Financial Reporting Council regulates auditors, accountants and actuaries, and sets the UK’s Corporate Governance and Stewardship Code. It promotes transparency and integrity in business.
[3]	For more information on gross flows, see “Performance and Non-GAAP Measures” below and in our 2021 MD&A.
February 9, 2022 - Press Release Reporting Fourth Quarter Results

FINANCIAL HIGHLIGHTS:
	Quarterly Results		Full Year Results
($ millions, unless otherwise stated)	4Q21	4Q20	2021	2020
Profitability:
Net income attributed to shareholders	$2,084	$1,780	$7,105	$5,871
Core earnings	$1,708	$1,474	$6,536	$5,516
Diluted earnings per common share ($)	$1.03	$0.89	$3.54	$2.93
Diluted core earnings per common share (“Core EPS”) ($)(1)	$0.84	$0.74	$3.25	$2.75
Return on common shareholders’ equity (“ROE”)	15.6%	14.1%	14.2%	11.6%
Core ROE	12.7%	11.6%	13.0%	10.9%
Expense efficiency ratio(1)	49.0%	52.7%	48.9%	52.9%
General expenses	$2,000	$1,968	$7,828	$7,510
Business Performance:
Asia new business value	$391	$368	$1,666	$1,387
Canada new business value	$82	$65	$307	$255
U.S. new business value	$82	$56	$270	$160
Total new business value	$555	$489	$2,243	$1,802
Asia APE sales	$890	$996	$4,050	$3,869
Canada APE sales	$295	$245	$1,227	$1,148
U.S. APE sales	$244	$178	$788	$609
Total APE sales	$1,429	$1,419	$6,065	$5,626
Global WAM net flows ($ billions)	$8.1	$2.8	$27.9	$8.9
Global WAM gross flows ($ billions)	$36.0	$31.5	$144.7	$130.2
Global WAM assets under management and administration ($ billions)(2)	$855.9	$753.6	$855.9	$753.6
Global WAM total invested assets ($ billions)	$4.5	$4.8	$4.5	$4.8
Global WAM net segregated funds net assets ($ billions)	$252.6	$229.8	$252.6	$229.8
Financial Strength:
MLI’s LICAT ratio	142%	149%	142%	149%
Financial leverage ratio	25.8%	26.6%	25.8%	26.6%
Book value per common share ($)	$26.78	$25.00	$26.78	$25.00
Book value per common share excluding AOCI ($)	$24.12	$21.74	$24.12	$21.74
(1)	This item is a non-GAAP ratio.
(2)	This item is a non-GAAP financial measure.
PROFITABILITY:
Reported net income attributed to shareholders of $7.1 billion in 2021, up $1.2 billion from 2020, and $2.1 billion in 4Q21, up $304 million from 4Q20
The $1.2 billion increase in net income attributed to shareholders in 2021 was driven by gains from investment-related experience (compared with losses in the prior year) and growth in core earnings. Investment-related experience gains reflected higher-than-expected returns (including fair value changes) on alternative long duration assets (“ALDA”) primarily driven by gains on private equity and infrastructure, strong credit experience and the favourable impact of fixed income reinvestment activities. Partially offsetting the gains was a net charge from the direct impacts of markets (compared with gains in the prior year). The net charge was primarily driven by a $532 million charge relating to the impact of updated ultimate reinvestment rate assumptions issued by the Canadian Actuarial Standards Board.
The $304 million increase in net income attributed to shareholders in 4Q21 compared with the prior year quarter was driven by growth in core earnings and gains from fixed income reinvestment rates assumed in the valuation of policy liabilities, a component of the direct impact of markets, compared with losses in the prior year quarter. Fixed income reinvestment rate gains were driven by the flattening of the yield curve in Canada and the U.S. and, to a lesser extent, widening corporate spreads in the U.S. These items were partially offset by lower investment-related experience gains in 4Q21. Investment-related experience in 4Q21 reflected higher-than-expected returns
February 9, 2022 - Press Release Reporting Fourth Quarter Results

(including fair value changes) on ALDA primarily driven by gains on private equity and infrastructure as well as strong credit experience, partially offset by the unfavourable impact of the acquisition of treasuries, which is a component of fixed income reinvestment activities.
Delivered core earnings of $6.5 billion in 2021, an increase of 26% compared with 2020, and $1.7 billion in 4Q21, an increase of 20% compared with 4Q20
The increase in core earnings in 2021 compared with 2020 was driven by the recognition of core investment gains1 in 2021 (compared with nil core investment gains in 2020), higher new business gains in all segments, higher net fee income from higher average AUMA in Global WAM, which benefitted from the favourable impact of markets and net inflows, higher investment income in Corporate and Other which benefitted from higher net gains from available-for-sale equities and seed money investments in 2021, and in-force business growth in all segments. These items were partially offset by unfavourable policyholder experience and a charge in our Property and Casualty Reinsurance business for losses related to Hurricane Ida and the European floods.
The increase in core earnings in 4Q21 compared with 4Q20 was driven by the recognition of core investment gains in 2021 (compared with nil core investment gains in the prior year quarter), higher net fee income from higher average AUMA in Global WAM, which benefitted from the favourable impact of markets and net inflows, higher new business gains in the U.S. and Canada, and a decrease in Corporate and Other core losses which benefitted from a lower cost of debt and higher investment income partially offset by lower net gains on seed money investments in new segregated and mutual funds, and in-force business growth in Asia and Canada. These items were partially offset by unfavourable policyholder experience.
BUSINESS PERFORMANCE:
New business value (“NBV”) of $2.2 billion in 2021, an increase of 31% compared with 2020, and $555 million in 4Q21, an increase of 17% compared with 4Q20
NBV was $2.2 billion in 2021, an increase of 31% compared with 2020. In Asia, NBV of $1.7 billion increased 27% driven by higher sales volumes in Hong Kong, Singapore, mainland China, Vietnam and Other Emerging Markets2, favourable product mix in Singapore and Vietnam and favourable interest rates and product management actions in Hong Kong; partially offset by a decline in Japan due to lower sales. In Canada, NBV of $307 million was up 20% from 2020, primarily due to higher margins in annuities and individual insurance. In the U.S., NBV of $270 million was up 80% primarily driven by higher sales volumes and improved margins, notably due to higher international sales.
NBV was $555 million in 4Q21, an increase of 17% compared with 4Q20. In Asia, NBV increased 11% to $391 million, reflecting higher sales volumes, favourable interest rates and expense management in Hong Kong, and favourable product mix in Asia Other3, partially offset by lower sales in Japan and lower Critical Illness sales in mainland China. In Canada, NBV of $82 million was up 26% from 4Q20, primarily due to higher margins in annuities and higher volumes in individual insurance. In the U.S., NBV of $82 million was up 51% from 4Q20, primarily driven by higher sales volumes and favourable product mix, notably due to higher international sales.

[1]	Core investment gains are disclosed under the OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
[2]	Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia, and Myanmar.
[3]	Asia Other excludes Hong Kong and Japan.
February 9, 2022 - Press Release Reporting Fourth Quarter Results

Annualized premium equivalent (“APE”) sales of $6.1 billion in 2021, an increase of 13% compared with 2020, and $1.4 billion in 4Q21, an increase of 5% compared with 4Q20
APE sales were $6.1 billion in 2021, an increase of 13% compared with 2020. In Asia, there continued to be varying degrees of adverse impacts on select markets across the region related to COVID-19. Asia APE sales increased 11% primarily as a result of strong APE sales in Hong Kong, Singapore, mainland China and Other Emerging Markets, partially offset by a decline in APE sales in Japan resulting from lower corporate-owned life insurance (“COLI”) product sales. In Hong Kong, APE sales increased 10%, reflecting strong growth in our bank channel, demand from mainland Chinese visitors through our Macau branch, and an expanded agency force. Singapore APE sales increased 51%, reflecting double-digit growth across agency, bank and broker channels. China APE sales increased 12%, primarily reflecting growth in our bank channel. Vietnam APE sales increased 7%, reflecting growth in agency and bank channels, partially offset by the impact of COVID-19 containment measures during the second half of the year. In Other Emerging Markets, APE sales increased 17%, despite the impact of COVID-19 containment measures in 2021. Japan APE sales decreased 26%, driven by lower COLI product sales. In Canada, APE sales increased 7% primarily driven by increased customer demand for our lower risk segregated fund products and higher individual insurance sales in participating products, partially offset by variability in the large-case group insurance market. In the U.S., APE sales increased 38%, due to strong international sales, which is reported as a part of the U.S. segment results, and our differentiated domestic product offerings which include the John Hancock Vitality feature and higher customer demand for insurance protection in the current COVID-19 environment of greater consumer interest in improving baseline health. APE sales of products with the John Hancock Vitality PLUS feature in 2021 increased 34% compared with the prior year.
APE sales were $1.4 billion in 4Q21, an increase of 5% compared with 4Q20. In Asia, APE sales decreased 6% as growth in Hong Kong was more than offset by lower COLI product sales in Japan. In Hong Kong, APE sales increased 11% despite the dampening effect of COVID-19 containment measures constraining cross-border travel between Hong Kong and mainland China, reflecting strong growth in our bank channel, and demand from mainland Chinese visitors through our Macau branch. Asia Other APE sales were in-line with 4Q20, as higher sales in bancassurance were offset by lower agency sales, which were adversely impacted by COVID-19 containment measures in markets such as Vietnam and the Philippines. In Japan, APE sales declined 44%, primarily due to a decrease in COLI product sales. In Canada, APE sales increased 20%, primarily driven by increased customer demand for our lower risk segregated fund products and higher individual insurance sales. In the U.S., APE sales increased 41%, due to strong international sales, which is reported as a part of the U.S. segment results, and our differentiated domestic product offerings which include the John Hancock Vitality feature and higher customer demand for insurance protection in the current COVID-19 environment of greater consumer interest in improving baseline health.
Reported Global Wealth and Asset Management net inflows of $27.9 billion in 2021, compared with 2020 net inflows of $8.9 billion, and net inflows of $8.1 billion in 4Q21 compared with net inflows of $2.8 billion in 4Q20
Net inflows were $27.9 billion in 2021, compared with net inflows of $8.9 billion in 2020. Net inflows in Retail were $29.2 billion compared with net inflows of $3.5 billion in the prior year, driven by double-digit growth in gross flows across all geographies amid increased investor demand and lower mutual fund redemption rates. Net outflows in Institutional Asset Management were $2.4 billion compared with net inflows of $3.8 billion in the prior year, driven by a $9.4 billion redemption in Asia in the first quarter of 2021, and the non-recurrence of a $6.9 billion sale in Canada in 2020. This was partially offset by the non-recurrence of a $5.0 billion redemption in Europe in 2020, lower redemptions in Asia and the U.S., and higher sales of infrastructure, timberland and real estate mandates. Net inflows in Retirement were $1.1 billion compared with net inflows of $1.6 billion in the prior year, reflecting the non-recurrence of a large-case plan sale in 2020 and higher member redemptions, partially offset by growth in member contributions.

February 9, 2022 - Press Release Reporting Fourth Quarter Results

Net inflows were $8.1 billion in 4Q21, compared with net inflows of $2.8 billion in 4Q20. Net inflows in Retail were $7.5 billion in 4Q21 compared with net inflows of $3.6 billion in 4Q20, reflecting higher gross flows, driven by strong intermediary sales and higher institutional model allocations in the U.S., as well as higher gross flows in Japan and China. Net inflows in Institutional Asset Management were $1.6 billion in 4Q21 compared with net inflows of $1.0 billion in 4Q20, driven by lower redemptions in timberland and real estate mandates, partially offset by lower gross flows in fixed income mandates. Net outflows in Retirement were $1.0 billion in 4Q21 compared with net outflows of $1.8 billion in 4Q20. The reduction in net outflows was driven by higher gross flows across all geographies, reflecting higher growth in new plan sales and member contributions, partially offset by higher plan redemptions.
QUARTERLY EARNINGS RESULTS CONFERENCE CALL
Manulife Financial Corporation will host a Fourth Quarter 2021 Earnings Results Conference Call at 8:00 a.m. ET on February 10, 2022. For local and international locations, please call 416-340-2217 or toll free, North America 1-800-806-5484 (Passcode: 4624021#). Please call in 15 minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 11:00 a.m. ET on February 10, 2022 through May 14, 2022 by calling 905-694-9451 or 1-800-408-3053 (Passcode: 4133171#).
The conference call will also be webcast through Manulife’s website at 8:00 a.m. ET on February 10, 2022. You may access the webcast at: manulife.com/en/investors/results-and-reports. An archived version of the webcast will be available on the website following the call at the same URL as above.
The Fourth Quarter 2021 Statistical Information Package is also available on the Manulife website at: www.manulife.com/en/investors/results-and-reports.

Media Inquiries Cheryl Holmes (416) 557-0945 Cheryl_Holmes@manulife.com	Investor Relations Hung Ko (416) 806-9921 Hung_Ko@manulife.com

February 9, 2022 - Press Release Reporting Fourth Quarter Results

EARNINGS:
The following table presents net income attributed to shareholders, consisting of core earnings and details of the items excluded from core earnings:
	Quarterly Results			Full Year Results
($ millions)	4Q21	3Q21	4Q20	2021	2020
Core earnings
Asia	$547	$533	$571	$2,176	$2,110
Canada	286	311	316	1,179	1,174
U.S.	467	490	479	1,936	1,995
Global Wealth and Asset Management	387	351	304	1,406	1,100
Corporate and Other (excluding core investment gains)	(79)	(268)	(196)	(561)	(863)
Core investment gains(1)	100	100	-	400	-
Total core earnings	$1,708	$1,517	$1,474	$6,536	$5,516
Items excluded from core earnings:(1) Investment-related experience outside of core earnings	126	700	585	1,642	(792)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	398	(597)	(323)	(817)	932
Change in actuarial methods and assumptions	-	(41)	-	(41)	(198)
Restructuring charge	-	-	-	(115)	-
Reinsurance transaction, tax-related items and other	(148)	13	44	(100)	413
Net income attributed to shareholders	$2,084	$1,592	$1,780	$7,105	$5,871
(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
NON-GAAP AND OTHER FINANCIAL MEASURES:
The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).
Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; core general expenses; and assets under management and administration (“AUMA”).
Non-GAAP ratios include core return on common shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); expense efficiency ratio; and percentage growth/decline on a constant exchange rate basis in any of the above non-GAAP financial measures.
Other specified financial measures include assets under administration; embedded value; NBV; APE sales; gross flows; net flows; average assets under management and administration (“average AUMA”); remittances and percentage growth/decline in such other financial measures.
Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see the section “Non-GAAP and Other Financial Measures” in our 2021 MD&A, which is incorporated by reference.

February 9, 2022 - Press Release Reporting Fourth Quarter Results

Reconciliation of core earnings to net income attributed to shareholders
	2021
($millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total Company
Income (loss) before income taxes	$3,188	$1,791	$2,484	$1,641	$(979)	$8,125
Income tax (expense) recovery
Core earnings	(322)	(413)	(418)	(234)	27	(1,360)
Items excluded from core earnings	(120)	77	32	(1)	159	147
Income tax (expense) recovery	(442)	(336)	(386)	(235)	186	(1,213)
Net income (post-tax)	2,746	1,455	2,098	1,406	(793)	6,912
Less: Net income (post-tax) attributed to
Non-controlling interests	256	-	-	-	(1)	255
Participating policyholders	(567)	101	18	-	-	(448)
Net income (loss) attributed to shareholders (post-tax)	3,057	1,354	2,080	1,406	(792)	7,105
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	313	329	1,341	-	(341)	1,642
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	169	(89)	(727)	-	(170)	(817)
Change in actuarial methods and assumptions	343	(65)	(314)	-	(5)	(41)
Restructuring charge	-	-	-	-	(115)	(115)
Reinsurance transactions, tax related items and other	56	-	(156)	-	-	(100)
Core earnings (post-tax)	$2,176	$1,179	$1,936	$1,406	$(161)	$6,536
Income tax on core earnings (see above)	322	413	418	234	(27)	1,360
Core earnings (pre-tax)	$2,498	$1,592	$2,354	$1,640	$(188)	$7,896
(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.

Core earnings, CER basis
	2021
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total Company
Core earnings (post-tax)	$2,176	$1,179	$1,936	$1,406	$(161)	$6,536
CER adjustment(1)	(1)	-	9	4	1	13
Core earnings, CER basis (post-tax)	$2,175	$1,179	$1,945	$1,410	$(160)	$6,549
Income tax on core earnings, CER basis(2)	321	413	421	234	(26)	1,363
Core earnings, CER basis (pre-tax)	$2,496	$1,592	$2,366	$1, 644	$(186)	$7,912

(1)	The impact of updating foreign exchange rates to that which was used in 4Q21.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q21.

February 9, 2022 - Press Release Reporting Fourth Quarter Results

Reconciliation of core earnings to net income attributed to shareholders
	2020
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total Company
Income (loss) before income taxes	$1,635	$390	$1,564	$1,272	$1,910	$6,771
Income tax (expense) recovery
Core earnings	(336)	(378)	(481)	(172)	199	(1,168)
Items excluded from core earnings	104	247	186	-	(564)	(27)
Income tax (expense) recovery	(232)	(131)	(295)	(172)	(365)	(1,195)
Net income (post-tax)	1,403	259	1,269	1,100	1,545	5,576
Less: Net income (post-tax) attributed to
Non-controlling interests	250	-	-	-	-	250
Participating policyholders	(609)	64	-	-	-	(545)
Net income (loss) attributed to shareholders (post-tax)	1,762	195	1,269	1,100	1,545	5,871
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	218	(260)	(717)	-	(33)	(792)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(583)	(817)	30	-	2,302	932
Change in actuarial methods and assumptions	(41)	77	(301)	-	67	(198)
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	58	21	262	-	72	413
Core earnings (post-tax)	$2,110	$1,174	$1,995	$1,100	$(863)	$5,516
Income tax on core earnings (see above)	336	378	481	172	(199)	1,168
Core earnings (pre-tax)	$2,446	$1,552	$2,476	$1,272	$(1,062)	$6,684
(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.

Core earnings, CER basis
	2020
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total Company
Core earnings (post-tax)	$2,110	$1,174	$1,995	$1,100	$(863)	$5,516
CER adjustment(1)	(128)	-	(124)	(42)	(9)	(303)
Core earnings, CER basis (post-tax)	$1,982	$1,174	$1,871	$1,058	$(872)	$5,213
Income tax on core earnings, CER basis(2)	323	378	450	169	(199)	1,121
Core earnings, CER basis (pre-tax)	$2,305	$1,552	$2,321	$1,227	$(1,071)	$6,334

(1)	The impact of updating foreign exchange rates to that which was used in 4Q21.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q21.

February 9, 2022 - Press Release Reporting Fourth Quarter Results

Reconciliation of core earnings to net income attributed to shareholders
	4Q21
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total Company
Income (loss) before income taxes	$684	$806	$614	$438	$(61)	$2,481
Income tax (expense) recovery
Core earnings	(68)	(101)	(117)	(52)	(8)	(346)
Items excluded from core earnings	(13)	(77)	(4)	-	10	(84)
Income tax (expense) recovery	(81)	(178)	(121)	(52)	2	(430)
Net income (post-tax)	603	628	493	386	(59)	2,051
Less: Net income (post-tax) attributed to
Non-controlling interests	34	-	-	(1)	(1)	32
Participating policyholders	(76)	12	(1)	-	-	(65)
Net income (loss) attributed to shareholders (post-tax)	645	616	494	387	(58)	2,084
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	58	90	58	-	(80)	126
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	32	240	125	-	1	398
Change in actuarial methods and assumptions	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	8	-	(156)	-	-	(148)
Core earnings (post-tax)	$547	$286	$467	$387	$21	$1,708
Income tax on core earnings (see above)	68	101	117	52	8	346
Core earnings (pre-tax)	$615	$387	$584	$439	$29	$2,054

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.

Core earnings, CER basis

	4Q21
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total Company
Core earnings (post-tax)	$547	$286	$467	$387	$21	$1,708
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$547	$286	$466	$387	$21	$1,708
Income tax on core earnings, CER basis(2)	68	101	117	52	8	346
Core earnings, CER basis (pre-tax)	$615	$387	$584	$439	$29	$2,054
(1)	The impact of updating foreign exchange rates to that which was used in 4Q21.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q21.

February 9, 2022 - Press Release Reporting Fourth Quarter Results

Reconciliation of core earnings to net income attributed to shareholders
	3Q21
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total Company
Income (loss) before income taxes	$650	$(101)	$800	$418	$(287)	$1,480
Income tax (expense) recovery
Core earnings	(52)	(109)	(79)	(66)	12	(294)
Items excluded from core earnings	(31)	153	(16)	(1)	23	128
Income tax (expense) recovery	(83)	44	(95)	(67)	35	(166)
Net income (post-tax)	567	(57)	705	351	(252)	1,314
Less: Net income (post-tax) attributed to
Non-controlling interests	48	-	-	-	-	48
Participating policyholders	(303)	(31)	8	-	-	(326)
Net income (loss) attributed to shareholders (post-tax)	822	(26)	697	351	(252)	1,592
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	62	97	617	-	(76)	700
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(129)	(369)	(96)	-	(3)	(597)
Change in actuarial methods and assumptions	343	(65)	(314)	-	(5)	(41)
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	13	-	-	-	-	13
Core earnings (post-tax)	$533	$311	$490	$351	$(168)	$1,517
Income tax on core earnings (see above)	52	109	79	66	(12)	294
Core earnings (pre-tax)	$585	$420	$569	$417	$(180)	$1,811
(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.

Core earnings, CER basis
	3Q21
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total Company
Core earnings (post-tax)	$533	$311	$490	$351	$(168)	$1,517
CER adjustment(1)	(2)	-	-	(1)	-	(3)
Core earnings, CER basis (post-tax)	$531	$311	$490	$350	$(168)	$1,514
Income tax on core earnings, CER basis(2)	51	109	80	66	(12)	294
Core earnings, CER basis (pre-tax)	$582	$420	$570	$416	$(180)	$1,808
(1)	The impact of updating foreign exchange rates to that which was used in 4Q21.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q21.

February 9, 2022 - Press Release Reporting Fourth Quarter Results

Reconciliation of core earnings to net income attributed to shareholders
	4Q20
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total Company
Income (loss) before income taxes	$755	$707	$108	$361	$134	$2,065
Income tax (expense) recovery
Core earnings	(89)	(86)	(110)	(57)	49	(293)
Items excluded from core earnings	1	40	108	-	(80)	69
Income tax (expense) recovery	(88)	(46)	(2)	(57)	(31)	(224)
Net income (post-tax)	667	661	106	304	103	1,841
Less: Net income (post-tax) attributed to
Non-controlling interests	57	-	-	-	-	57
Participating policyholders	(29)	33	-	-	-	4
Net income (loss) attributed to shareholders (post-tax)	639	628	106	304	103	1,780
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	127	332	110	-	16	585
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(88)	(35)	(483)	-	283	(323)
Change in actuarial methods and assumptions	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	29	15	-	-	-	44
Core earnings (post-tax)	$571	$316	$479	$304	$(196)	$1,474
Income tax on core earnings (see above)	89	86	110	57	(49)	293
Core earnings (pre-tax)	$660	$402	$589	$361	$(245)	$1,767
(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.

Core earnings, CER basis
	4Q20
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total Company
Core earnings (post-tax)	$571	$316	$479	$304	$(196)	$1,474
CER adjustment(1)	(24)	-	(16)	(6)	(1)	(47)
Core earnings, CER basis (post-tax)	$547	$316	$463	$298	$(197)	$1,427
Income tax on core earnings, CER basis(2)	87	86	106	56	(49)	286
Core earnings, CER basis (pre-tax)	$634	$402	$569	$354	$(246)	$1,713

(1)	The impact of updating foreign exchange rates to that which was used in 4Q21.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q21.

Core earnings available to common shareholders
	Quarterly					Full Year
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Core earnings (post tax)	$1,708	$1,517	$1,682	$1,629	$1,474	$6,536	$5,516
Less: Preferred share dividends	(71)	(37)	(64)	(43)	(43)	(215)	(171)
Core earnings available to common shareholders	1,637	1,480	1,618	1,586	1,431	6,321	5,345
CER adjustment(1)	-	(3)	29	(13)	(47)	13	(303)
Core earnings available to common shareholders, CER basis	$1,637	$1,477	$1,647	$1,573	$1,384	$6,334	$5,042
(1)	The impact of updating foreign exchange rates to that which was used in 4Q21.
February 9, 2022 - Press Release Reporting Fourth Quarter Results

Core ROE
	Quarterly					Full Year
($ millions and based on actual foreign exchange rates in effect in the applicable reporting period)	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Core earnings available to common shareholders (post-tax)	$1,637	$1,480	$1,618	$1,586	$1,431	$6,321	$5,345
Annualized core earnings available to common shareholders (post-tax)	$6,483	$5,874	$6,485	$6,435	$5,697	$6,321	$5,345
Average common shareholders’ equity (see below)	$51,049	$49,075	$46,757	$46,974	$48,984	$48,463	$49,145
Core ROE	12.7%	12.0%	13.9%	13.7%	11.6%	13.0%	10.9%
Average common shareholders’ equity
Total shareholders' and other equity	$58,408	$55,457	$53,466	$51,238	$52,335	$58,408	$52,335
Less: Preferred shares and other equity	(6,381)	(5,387)	(5,387)	(5,804)	(3,822)	(6,381)	(3,822)
Common shareholders' equity	$52,027	$50,070	$48,079	$45,434	$48,513	$52,027	$48,513
Average common shareholders’ equity	$51,049	$49,075	$46,757	$46,974	$48,984	$48,463	$49,145

Core EPS
	Quarterly					Full Year
($ millions and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Core EPS
Core earnings available to common shareholders (post-tax)	$1,637	$1,480	$1,618	$1,586	$1,431	$6,321	$5,345
Diluted weighted average common shares outstanding (millions)	1,946	1,946	1,946	1,945	1,943	1,946	1,943
Core earnings per share	0.84	0.76	0.83	0.82	0.74	3.25	2.75

Core EPS, CER basis
Core earnings available to common shareholders (post-tax), CER basis	$1,637	$1,477	$1,647	$1,573	$1,384	$6,334	$5,042
Diluted weighted average common shares outstanding (millions)	1,946	1,946	1,946	1,945	1,943	1,946	1,943
Core earnings per share, CER basis	0.84	0.76	0.85	0.81	0.71	3.26	2.59

February 9, 2022 - Press Release Reporting Fourth Quarter Results

Global WAM AUMA reconciliation
As at
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Dec 31, 2021	Sept 30, 2021	June 30, 2021	Mar 31, 2021	Dec 31, 2020
Total invested assets	$427,098	$419,087	$405,209	$397,948	$410,977
Less: Non Global WAM total invested assets	422,640	414,754	400,998	393,623	406,217
Total Invested Assets – Global WAM	4,458	4,333	4,211	4,325	4,760
Total segregated funds net assets	$399,788	$387,799	$383,845	$371,682	$367,436
Less: Non Global WAM total segregated funds net assets	147,221	143,248	141,227	137,220	137,609
Total Invested Assets – Global WAM	252,567	244,551	242,618	234,462	229,827
Global WAM total invested assets and net segregated funds assets	$257,025	$248,884	$246,829	$238,787	$234,587
Global WAM AUMA
Total Invested Assets	$4,458	$4,333	$4,211	$4,325	$4,760
Segregated funds net assets
Segregated funds net assets - Institutional	4,470	4,400	4,229	4,157	1,886
Segregated funds net assets - Other	248,097	240,151	238,389	230,305	227,941
Total	252,567	244,551	242,618	234,462	229,827
Mutual funds	290,863	277,421	265,110	249,137	238,068
Institutional asset management(1)	106,407	103,732	99,983	96,989	107,387
Other funds	14,001	12,562	12,232	11,611	10,880
Total Global WAM AUM	668,296	642,599	624,154	596,524	590,922
Assets under administration	187,631	181,013	174,376	167,558	162,688
Total Global WAM AUMA	$855,927	$823,612	$798,530	$764,082	$753,610

Total Global WAM AUMA	$855,927	$823,612	$798,530	$764,082	$753,610
CER adjustment(2)	-	(3,191)	12,587	4,244	(5,003)
Total Global WAM AUMA, CER basis	$855,927	$820,421	$811,117	$768,326	$748,607
(1)	Institutional asset management excludes Institutional segregated funds net assets.
(2)	The impact of updating foreign exchange rates to that which was used in 4Q21.

February 9, 2022 - Press Release Reporting Fourth Quarter Results

Expense efficiency ratio
	Quarterly					Full Year
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	4Q21	3Q21	2Q21	1Q21	4Q20	2021	2020
Expense Efficiency Ratio
Core general expenses	$1,973	$1,904	$1,794	$1,882	$1,968	$7,553	$7,501
Core earnings (pre-tax)	2,054	1,811	2,036	1,995	1,767	7,896	6,684
Total - Core earnings (pre-tax) and Core general expenses	$4,027	$3,715	$3,830	$3,877	$3,735	$15,449	$14,185
Expense Efficiency Ratio	49.0%	51.3%	46.8%	48.5%	52.7%	48.9%	52.9%
Core general expenses
General expenses - Financial Statements	$2,000	$1,904	$1,892	$2,032	$1,968	$7,828	$7,510
Less: General expenses included in items excluded from core earnings
Restructuring charge	-	-	-	150	-	150	-
Legal provisions and other expenses	27	-	98	-	-	125	9
Total	$27	$-	$98	$150	$-	$275	$9
Core general expenses	$1,973	$1,904	$1,794	$1,882	$1,968	$7,553	$7,501
Core general expenses	$1,973	$1,904	$1,794	$1,882	$1,968	$7,553	$7,501
CER adjustment	-	(3)	24	(18)	(54)	3	(312)
Core general expenses, CER basis	$1,973	$1,901	$1,818	$1,864	$1,914	$7,556	$7,189

CAUTION REGARDING FORWARD-LOOKING STATEMENTS:
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to possible share buybacks under our NCIB, the impact related to the reinsurance of our legacy U.S. variable annuity block, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “expect”, “estimate”, “believe”, “plan”, “objective”, “aim”, “continue”, and “goal” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19, including the impacts of any variants; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from

February 9, 2022 - Press Release Reporting Fourth Quarter Results

such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in our 2021 Management’s Discussion and Analysis under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” and in the “Risk Management” note to the Consolidated Financial Statements for the year ended December 31, 2021 as well as elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

February 9, 2022 - Press Release Reporting Fourth Quarter Results